December 14, 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	JNL Series Trust
File Nos: 33-87244 and 811-8894

Dear Sir/Madam:

We are transmitting herewith for filing through EDGAR Post-Effective Amendment No. 136 to the Registration Statement under the Securities Act of 1933, as amended and Amendment No. 128 under the Investment Company Act of 1940, as amended for the above-referenced Registrant. This filing is being made pursuant to paragraph (a) of Rule 485.

This Amendment is being filed to reflect the following changes:

1) To merge the JNL/Capital Guardian Global Diversified Research Fund into the JNL/Oppenheimer Global Growth Fund, effective April 25, 2016.
2) To merge the JNL/Eastspring Investments Asia ex-Japan Fund into the JNL/Eastspring Investments China-India Fund, effective April 25, 2016.
3) To merge the JNL/Invesco Large Cap Growth Fund into the JNL/BlackRock Large Cap Select Growth Fund, effective April 25, 2016.
4) To merge the JNL/Mellon Capital Frontier Markets Fund of the Jackson Variable Series Trust into the JNL/Mellon Capital Emerging Markets Index Fund, effective April 25, 2016.
5) To add Investment Sub-Advisers to the JNL/Ivy Asset Strategy Fund and to change the name of the fund to the JNL/FPA + DoubleLine Flexible Allocation Fund[1], effective April 25, 2016.
6) To change the Investment Sub-Adviser for the JNL/Eastspring Investments China-India Fund and change the name of the fund to the JNL/Invesco China-India Fund[2], effective April 25, 2016.
7) To add the following new funds and respective Investment Sub-Advisers, effective April 25, 2016:

-the JNL/Crescent High Income Fund[3]; and
-the JNL/DoubleLine Emerging Markets Fixed Income Fund[4];
________________________________________________________________________________________________________________________________________________________________________________________

[1]Existing Investment Sub-Adviser: Ivy Investment Management Company; New Sub-Advisers: DoubleLine Capital LP and First Pacific Advisors, LLC.
[2]New Investment Sub-Adviser: Invesco Hong Kong Limited
[3]New Investment Sub-Adviser: Crescent Capital Group, LP
[4]Existing Investment Sub-Adviser: DoubleLine Capital LP

8) To reflect other changes.

Sincerely,

/s/Susan S. Rhee

Susan S. Rhee
Vice President, Counsel & Secretary

encs.

December 14, 2015

U.S. Securities and Exchange Commission	Via E-Mail
Office of Insurance Products
Division of Investment Management
Attn: Alberto Zapata

Re:	JNL Series Trust
File Nos: 33-87244 and 811-8894

Dear Commissioners:

I am writing on behalf of the above referenced registrant.  We acknowledge and agree that: should the Commission (or its staff acting pursuant to delegated authority) declare the above- referenced registration statements effective, it does not foreclose the Commission from taking any action with respect to the filings; the action of the Commission (or its staff acting pursuant to delegated authority) declaring the filings effective does not relieve us from full responsibility for the adequacy and accuracy of the disclosures in the filings; and we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at 517-367-4336.

Sincerely,

/s/Susan S. Rhee

Susan S. Rhee
Vice President, Counsel & Secretary